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     FORM 4                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
----------------                                     Washington, D.C. 20549                             ----------------------------
                                                                                                        OMB Number:        3235-0287
/  /  Check this box if no                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Expires:  September 30, 1998
      longer subject to                                                                                 Estimated Average burden
      Section 16, Form 4 or                                                                             hours per response.......0.5
      Form 5 obligations                                                                                ----------------------------
      may continue.
      See Instruction 1 (b)

      (Print or Type Responses)

                                         Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                                       Utility Holding Company Act of 1935 or Section 30 (f)
                      of the Investment Company Act of 1940
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1. Name and Address of Reporting          2. Issuer Name and Ticker Trading Symbol          3. Relationship of Reporting Person(s)
   Person*                                                                                     to Issuer
                                                                                               (Check all applicable)
   Cleveland, Russell                        Integrated Security Systems, Inc. (IZZI)           _X_ Director      _X_ 10% Owner
                                                                                                ___ Officer       ___ Other (Specify
                                                                                                    (give             below)
                                                                                                    title
                                                                                                    below
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(Last)   (First)   (Middle)               3. IRS or Social      4. Statement for
                                             Security Number       Month/Year
                                             of Reporting
                                             Person
                                             (Voluntary)           October 2001
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8080 N. Central Expressway
Suite 210 LB-59
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       (Street)                                                 5.  If Amendment            7. Individual or Joint/Group
                                                                    Date of Original           Filing (check applicable line)
                                                                    (Month/Year)
Dallas     TX     75206-1857                                                                   _X_  Form filed by One Reporting
                                                                                                    Person
                                                                                               ___  Form filed by More than One
                                                                     February 2001                  Reporting Person
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(City)     (State)     (Zip)

                         Table I -- Non - Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Type of Security       2. Trans-    3. Trans-       4. Securities Acquired      5. Amount of        6. Owner-       7. Nature of
   (Instr. 3)                action       action          (A) or Disposed of (D)      Securities          ship            Indirect
                             Date         Code            (Instr. 3, 4 and 5)         Beneficially        Form:           Beneficial
                             (Month/      (Instr. 8)                                  Owned at            Direct          Owner-
                             Date/                                                    End of Month        (D) or          Ship
                             Year)                                                    (Instr. 3           Indirect (I)    (Instr. 4)
                                                                                      and 4)              (Instr.4)
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                                       (A)
                                       Code      V      Amount     or       Price
                                       (D)
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Common Stock                                                                          393,259             I                (1)(3)
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Common Stock                                                                          393,258             I                (2)(3)
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REMARKS: (1) Represents shares owned by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III").  (2) Represents
shares owned by Renaissance US Growth and Income Trust PLC ("RUSGIT").  (3) The reporting person is an executive officer of
Renaissance Capital Group, Inc., which is Investment Advisor to Renaissance III and Investment Manager to RUSGIT and may be deemed the beneficial owner of such shares.  Renaissance III & RUSGIT each own more than 10% of the Company's common stock on fully converted bases.  The reporting person disclaims such beneficial ownership.
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Reminder: Report on a separate line each class of securities beneficially owned directly or indirectly. (Over)
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* If the form is filed by more than one reporting person, see Instruction 5(b)(v). SEC 1474 (7-96)
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FORM                                4 (continued) Table II --- Derivative
                                    Securities Acquired, Disposed of, or
                                    Beneficially Owned (e.g..puts, calls,
                                    warrants, options, convertible securities)
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1. Title of Deriva-     2. Conver-      3. Trans-     4. Trans-     5. Number of      6. Date Exer-    7. Title and      8. Price of
   tive Security           sion or         action        action        Derivative        cisable          Amount of         Deriv-
   (Instr. 3)              Exercise        Date          Code          Securities        and              Underlying        ative
                           Price of                      (Instr.       Acquired          Expiration       Securities        Secur-
                           Deri-           Month/        8)            (A) or            Date             (Instr. 3         ity
                           vative          Date/                       Disposed          (Month/Day/      and 4)            (Instr.
                           Security        Year)                       of (D)            Year)                              5)
                                                                       (Instr. 3,
                                                                       4 and 5)
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                                                                                        Date     Expira-          Amount
                                                                                        Exer-    tion     Title   or Number
                                                                                        cisable  Date             of Shares
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                                                      Code     V       (A)      (D)
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Warrants                  $0.20           09/27/01      P(1)          150,000           Immed    09/27/06  Common  150,000    $0.20
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Warrants                                                                                                                      $1.75
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                     $0.549
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$150,000 Series D Preferred                                                                                                   $0.80
Stock
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Warrants                                                                                                                      $1.00
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Series F Cumulative
Preferred Stock                                                                                                               $0.20
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Series G Cumulative
Preferred Stock                                                                                                               $0.20
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Warrants                 $.20            09/27/01      P(1)          225,000           Immed    09/27/06   Common  225,000    $0.20
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Warrants                 $.20            10/12/01      P(1)          125,000           Immed    10/12/06   Common  125,000    $0.20
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Warrants                 $.20            10/26/01      P(1)          125,000           Immed    10/26/06   Common  125,000    $0.20
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Warrants                  $0.20           09/27/01      P(2)          150,000           Immed    09/27/06  Common  150,000    $0.20
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Warrants                                                                                                                      $1.75
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                      $0.80
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Warrants                                                                                                                      $0.549
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$150,000 Series D Preferred                                                                                                   $0.80
Stock
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Warrants                                                                                                                      $1.00
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Series F Cumulative
Preferred Stock                                                                                                              $0.20
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Series G Cumulative
Preferred Stock                                                                                                              $0.20
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Warrants                 $.20            09/27/01      P(2)          225,000           Immed    09/27/06   Common  225,000    $0.20
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Warrants                 $.20            10/12/01      P(2)          125,000           Immed    10/12/06   Common  125,000    $0.20
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Warrants                 $.20            10/26/01      P(2)          125,000           Immed    10/26/06   Common  125,000    $0.20
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9. Number of   10. Ownership     11. Nature of
   derivative      Form of           Indirect
   Securities      Derivative        Beneficial
   Beneficilly     Security:         Ownership
   Owned           Direct (D)        (Instr.4)
   at End of       or Indirect
   Month           (I) (Instr.4)
   (Instr.4)
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      150,000       I                   (1)(3)
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       12,500       I                   (1)(3)
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      187,500       I                   (1)(3)
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      125,000       I                   (1)(3)
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      364,299       I                   (1)(3)
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      187,500       I                   (1)(3)
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      125,000       I                   (1)(3)
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    2,714,945       I                   (1)(3)
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   18,334,755       I                   (1)(3)
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      225,000       I                   (1)(3)
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      125,000       I                   (1)(3)
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      125,000       I                   (1)(3)
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150,000                                 I                                 (2)(3)
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12,500                                  I                                 (2)(3)
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125,000                                 I                                 (2)(3)
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181,818                                 I                                 (2)(3)
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364,299                                 I                                 (2)(3)
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187,500                                 I                                 (2)(3)
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125,000                                 I                                 (2)(3)
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2,714,945                                I                                (2)(3)
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17,504,125                                I                               (2)(3)
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   225,000                               I                                (2)(3)
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   125,000                               I                                (2)(3)
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   125,000                               I                                (2)(3)
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Explanation of Responses: On September 27, 2001, Renaissance III (P)(1) acquired five-year  warrants to purchase  150,000 shares of the Company's common stock at
$0.20 per share. On September 27, 2001, RUSGIT (P)(2) RUSGIT acquired  five-year warrants to purchase  150,000 shares of the Company's  common stock at $0.20 per share.
(1)Represents shares owned by Renaissance Capital Growth & Income Fund III, Inc.
("Renaissance III").
(2)  Represents   shares  owned  by  Renaissance  US  Growth  and  Income  Trust
("RUSGIT").
(3) The reporting person is an executive  officer of Renaissance  Capital Group,
Inc., which is Investment  Advisor to Renaissance III and Investment  Manager to
RUSGIT and may be deemed the beneficial  owner of such shares.  Renaissance  III and  RUSGIT  each  own  more  than 10% of the  Company's  common  stock on fully converted  bases.  The reporting  person  disclaims such  beneficial  ownership.
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                                                                                /S/_____________________________________________
                                                                                Russell  Cleveland,  President & CEO
                                                                                Renaissance  Capital Growth & Income Fund III, Inc.
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                                                                                                                   November 9, 2001
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**  Intentional  misstatements  or omissions of facts  **Signature  of Reporting constitute  Federal Criminal  Violations.  Person Date See 18 U.S.C. 1001 and 15
U.S.C. 78ff(a)
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Note: File three copies of this Form, one of which must be manually  signed.  If
space   is   insufficient,   See   Instruction   6   for   procedure.   Page   2
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Potential persons who are to respond to the collection of information  contained
SEC 1474  (7-96)  in this  form are not  required  to  respond  unless  the form
displays  a  currently  valid  OMB  Number.  1997(C)  ProFormWare   561-447-6684
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